PREMIUM NICKEL RESOURCES LTD. ANNOUNCES "BEST EFFORTS"

PRIVATE PLACEMENT FINANCING OF UP TO CAD $27 MILLION AND

PROVIDES UPDATE ON BRIDGE LOAN

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, January 30, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") announces a brokered private placement, on a "best efforts" basis, of up to 15,430,000 common shares of the Company (the "Common Shares") at a price of CAD$1.75 per common share for gross proceeds of up to CAD$27,002,500 (the "Offering").

In connection with the Offering, the Company has entered into an engagement letter with Paradigm Capital Inc. (the "Agent") to act as lead agent and sole bookrunner, on behalf of a syndicate of agents to be formed.

The Company will grant the Agents an option (the "Agents' Option") to sell up to that number of additional Common Shares equal to 15% of the base Offering size, exercisable up to 48 hours prior to the Closing Date.

The net proceeds from the Offering will be used to support the ongoing exploration and redevelopment work on the Company's flagship Botswana assets, being its 100% owned Selebi and Selkirk mines, and for general corporate purposes.

In addition, the Company has agreed with Pinnacle Island LP to extend (the "Extension") the previously-announced CAD$7 million bridge loan (see news release of PNRL dated November 28, 2022) (the "Bridge Loan"), subject to completion of the Offering and approval of the TSX Venture Exchange. The Extension would result in the extension of the bridge Loan to November 28, 2023, being 12 months from the date of advance of the Bridge Loan, at the same interest rate and subject to the following modifications:

  Requirement to repay the full balance of the Bridge Loan upon PNRL raising a minimum of USD$30 million.
  Re-commitment fee payable to Pinnacle Island LP of 2% of the CAD$7 million original loan amount, payable within 10 days of the Extension becoming effective.

Closing of the Offering and the amendments to the Bridge Loan are subject to receipt of all necessary corporate and regulatory approvals, including the approval of the TSX Venture Exchange. All securities issued in connection with the Offering will be subject to a hold period of four months plus a day from the date of issuance and the resale rules of applicable securities legislation.

In addition to the Offering, the Company is continuing to evaluate various financing options available to it, including royalty and streaming transactions.

This press release does not constitute an offer of securities for sale in the United States or to "U.S. persons" ("U.S. persons"), as such term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act"). The securities being offered have not been, nor will be, registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from such registration requirements.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company focused on the discovery and advancement of high-quality nickel copper + cobalt resources. We believe that the medium to long-term demand for these metals will continue to grow, driven by global urbanization and the increasing replacement of internal combustion engines with electric motors. These metals play a crucial role in a low-carbon future.

Our global strategy is to identify the best Ni-Cu-Co-PGE projects and to acquire or invest in opportunities that have high prospectivity in mining friendly jurisdictions located in low-risk countries with rule-of-law, supportive foreign investment and resource acts. We maintain a variety of global projects (Botswana, Greenland, Canada and Morocco) which complements our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. The Company maintains a skilled team that has worked on over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including: the ability of the Company to complete the Offering (if at all or on terms announced); the proposed use of proceeds of the Offering; the ability of the Company to finalize the Extension of the Bridge Loan; the timing and ability (if at all) of the Company to repay the Bridge Loan at maturity; the ability of the Company to complete a royalty or streaming transaction; and the business and prospects of the Company. These forward‐looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including the proposed terms of the Offering, use of proceeds of the Offering, amendments to the Bridge Loan, repayment of the Bridge Loan, the Company's consideration of royalty and streaming alternatives, reflect assumptions that management believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking information made in this news release concerning the Company, see (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.